August 4, 2010

VIA EDGAR

Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

cc:	Tamara Tangen, Staff Accountant (via facsimile and courier)
Christine E. Davis, Assistant Chief Accountant (via facsimile and courier)
Jan Woo, Staff Attorney (via facsimile and courier)
Maryse Mills-Apenteng, Special Counsel (via facsimile and courier)
Nancy Lurker, Chief Executive Officer – PDI, Inc.

Re:	PDI, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2010
Form 8-K filed December 4, 2009
Form 8-K filed March 4, 2010
File No. 000-24249

Dear Mr. Krikorian:

On behalf of PDI, Inc. (the “Company” or “PDI”), I am writing in response to the comments made by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated July 29, 2010 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (“Form 10-K”), the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2010 (“Form 10-Q”), the Company’s Current Report on Form 8-K dated December 4, 2009 and the Company’s Current Report on Form 8-K dated March 4, 2010. The Company respectfully acknowledges receipt of the Comment Letter and requests that the Staff grant an extension for PDI to respond to the comments on or before August 26, 2010 (an additional 10 business days) in light of the Company’s recent and ongoing preparation for its upcoming Form 10-Q filing (and related Board of Directors and Audit Committee meetings), as well as previously scheduled vacation time for individuals critical to the response process. We hope the Company’s request will be acceptable to the Staff, and will graciously accept any accommodation the Staff can provide.

Morris Corporate Center 1, 300 Interpace Parkway, Parsippany, New Jersey 07054
       Phone: 862.207.7800 · Toll Free: 800.242.7494 · www.pdi-inc.com

Please contact me directly (phone: (862) 207-7832; facsimile: (862) 207-7899) if you have any further questions or concerns.

Yours truly,
/s/ Jeffrey E. Smith
Chief Financial Officer